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March 23, 2023

FILED VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Benjamin Richie
Lauren Nguyen

Re:	SHL Telemedicine Ltd.
Amendment No. 1 to Registration Statement on
Form 20FR12B (File No. 001-41641)
Filed March 23, 2023

Ladies and Gentlemen:

On behalf of SHL Telemedicine Ltd. (the “Company”), we are responding to the remaining comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) conveyed in the Staff’s Comment Letter, dated March 20, 2023 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form 20-FR12B (the “20-F”) publicly filed with the Commission by the Company via EDGAR on March 8, 2023. Concurrently with this response letter, the Company is publicly filing with the Commission via EDGAR Amendment No. 1 to its Registration Statement on Form 20-FR12B (“Amendment No. 1”), which has been revised to reflect the Company’s response to the remaining Staff comment.

For ease of review, we have set forth the Staff’s remaining comment below in bold italics type followed by the Company’s responses thereto. Page references in the Staff’s comment are to the page numbers contained in the Comment Letter. Page references in the Company’s response below correspond to the page numbers in Amendment No. 1.

United States Securities and Exchange Commission

March 23, 2023

Overview, page 23

1.	We note your response to our prior comment number 1 and your revision to page 26, where you state that you “have successfully proven through several clinical studies that users of the SHL’s mobile 12 lead ECG technology benefit from a lower risk of being re-hospitalized during the first 30 days and a lower risk of mortality during the first year following discharge from the hospital after a heart attack and an improvement in quality of life.” As efficacy determinations are solely within the FDA’s authority, please revise these references to SHL technology’s proven efficacy. You may provide relevant quantitative data from the studies to support your claims.

Response: The Company respectfully acknowledges and has complied with the Staff’s comment by revising the references to proven efficacy and providing quantitative data from the clinical studies, together with details of the clinical studies, on page 25 in Amendment No. 1.

*        *        *

We hope that the foregoing response and corresponding revisions contained in the Amendment No. 1 are responsive to the Staff’s comment. Please do not hesitate to contact the undersigned, Scott R. Saks, of Norton Rose Fulbright US LLP, counsel to the Company, at (212) 318-3151 or at scott.saks@nortonrosefulbright.com, or my partner, Sheldon G. Nussbaum, at (212) 318-3254 or at sheldon.nussbaum@nortonrosefulbright.com with any questions or comments or if you require any further information or it would otherwise facilitate the Staff’s review.

Very Truly Yours

By:	/s/ Scott R. Saks
Scott R. Saks

cc:	Erez Nachtomy (SHL Telemedicine Ltd.)
Amir Hai (SHL Telemedicine Ltd.)
Sheldon G. Nussbaum (Norton Rose Fulbright US LLP)
Amelia Zhang (Norton Rose Fulbright US LLP)

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